Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon USA Energy, Inc.
(Commission File No. 001-32567)

The following are excerpts from an earnings call held by Delek US Holdings, Inc. on May 8, 2017

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"We continued to make progress toward the acquisition of the remaining outstanding common stock of Alon that we do not already own in an all-stock transaction. We received a clearance from the SEC in early April, and we expect to close the transaction on July 1, subject to the approval of both Alon and Delek shareholders."

Analyst Question

"The question I had was related to the Alon transaction and just what steps in the process remain to get this across the finish line on July 1. And then I had some follow-ups on this topic."

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"I think the main step is to basically announce a record date and set up the meeting for the -- in order for the 2 shareholders to vote, and we're in the process to get it done in the next few weeks."

Analyst Question

"And the target is July 1, right?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"We wouldn't publish a specific day if we weren't confident that this is achievable."

Analyst Question

"And the follow-up relates to 2 different topics as it relates to this transaction. The first is just Krotz Springs. Is there any early thoughts on that asset and different options there? And then the second is just around ALDW. Obviously, ALDW had a very good trading day today. Just how you think about what the right strategy is about folding that asset into this company?

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"Okay. So let's go one by one, and obviously I'm taking this as my capacity as the Chairman of Alon and in a way, as CEO of Delek. So I'll be a little muted on that. But as I told you that -- as we told the market in the past, Krotz Spring is an asset that will need attention. Now we don't take the idea of shutting down the refinery very lightly. That's not something that we do very lightly, especially in light of the -- and you saw Alon's results today, Krotz Springs did pretty good in the first quarter without all the help that it needed -- it needs. It needs attention in 3 main areas. First, the transportation of the crude. The transportation, not the crude itself, the transportation is very expensive; second, the operation itself, including the alki project as well as the DHT and the sulfur plant; and the third one is making sure that the netbacks are good from Krotz. Now we just need to remember one thing, and I don't want to read much into it, but if -- and Krotz was designed -- this is a lightweight refinery. It was designed to run lightweight barrels. And in today's environment, when we see Mars and Midland at par, it's more -- let's put it this way. Its disadvantage to the crude oil to the Gulf Coast refineries is diminishing because of the price of crude. It doesn't mean that it doesn't need attention from these 3 areas, which when we get in, will update the market because I think we are developing a detailed plan. And I'll leave it to that, Neil. The second one, ALDW. ALDW or Big Spring is a great asset. I'm not surprised, obviously, with the result that Big Spring is delivering. We said it all along that once the differentials in West Texas will widen as well as the wholesale margin will increase, and we see it in the -- in DKL West Texas margins as well, Big Spring will do very well. ALDW, that depends on the yield, and obviously we showed the market that we are patient. So if it makes sense to our shareholders, we'll look at that. If it's not, we'll continue with the structure, and we believe that this is a very good asset. I want to be clear though. I don't believe in having 4 public companies for 4 refineries. So that will need to change. But as we all said, we waited for 2 years to complete the Alon transaction. We have time and patience, and we need to make sure that we create the right value for our shareholders. And I'll leave it to that, Neil. I hope that wasn't too long."

Analyst Question

"Uzi, talk about the $95 million synergy and the $78 million, the potential drop down in the Alon asset. How -- of that $78 million, how much of them is actually sitting in ALDW? And also for the $95 million and also the $78 million, can you maybe give us a little bit more elaboration in terms of into different bucket?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"Yes, let's start with the synergy, the second one. Assi will give you an answer on the different buckets. We have it in our presentation, but I'll try to recap that. I don't have the presentation before me. In the $95 million, there are 4 buckets. The first one, which is basically the more difficult one, is the overhead, is dealing with people, which is the first bucket. And through that bucket, Keith is kind enough to give me that number, it's between $33 million and $35 million. That's basically reducing the cost of our public company, reduce the number of people in the overhead and take some other actions. We expect that to happen pretty quickly. That's $33 million to $35 million. Then we have around $20 million, $19 million to $20 million of the cost of capital. That means some of the LCs that Alon uses are refinance of different areas, utilizing the cost of capital of DK that is much lower than Alon's. And we have a detailed plan on that. If you want, Kevin and Assi can expand on that a little later. The third one is operations. That's basically insurance, procurements. That's not a big number. It's between $13 million to $15 million. We think actually that, that number has the potential to grow. And the last one is commercial. That's between $20 million to $35 million. That's the purchasing power that doesn't go to the expenses but goes to the gross profit, i.e., the Permian gathering, the ability to buy other feedstocks cheaper and utilize other assets in a better way. That's the $95 million or $85 million to $105 million number. And again, it's on our presentation. Assi, if you want to talk about the dropdown?"

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"Sure. On the dropdown, the piece that is part of ALDW is the asphalt terminal that we think is between $9 million to $11 million of annual EBITDA; the Big Spring other assets, mainly the storage, which is $8 million to $10 million of annual EBITDA; and the Big Spring wholesale marketing that we estimated to be around $15 million. So when you add all those up, it's around $30 million to $33 million of annual EBITDA that we believe we can drop to DKL."

Analyst Question

"But the majority of them is actually sitting in the ALDW then? So until you resolve that, you may have some difficulty to drop it down, I presume?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"I wouldn't -- I'll let Assi answer that, but I wouldn't assume that. Obviously, you're talking about, to the effect, public companies with conflict committees, but it was done in the past within DK. So I'm not sure why you say it's more difficult. Assi?"

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"There is no doubt that dropping the other asphalt terminal and some of the things there in California makes more sense, and that's what we plan to do in stage 1. And when we have 2 more buckets, with each one of them is around $30 million, which is 1 piece is ALW and 1 piece is in Krotz Springs. So with that being said, as Uzi mentioned, these are 2 public companies and they all need to look at what's best for their shareholders. And I think that even for ALDW, it makes sense to deleveraging the company over time, especially with the fact that ALDW is paying over 10% of all-in cost as part of their interest costs. So there is benefit for ALDW to drop these assets even in this environment."

Analyst Question

"Okay. Just curious. I mean, when I'm looking at last year, in 2016, Alon, the refining EBITDA is about $61 million. And if we're looking at DK is about $100 million. And so around $160 million. So from that standpoint, is it -- is that a concern that if we indeed dropping the entire $78 million, or that $68 million if you're excluding the asphalt into the logistics, that ratio may be too much to be sustained by the company in maybe at the bottom half of the down cycle?"

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"So first, when we look at our business in 2016, it was in our mind a unique scenario where we had RIN at the highest cost that we've seen and we already got -- have most of that money back the following year. We had Midland trading above TI for the full year. And as a result of that, some of that negatively impacted us. In addition to that, when we speak about Krotz Springs, which is $30 million out of that $75 million of growth to our EBITDA, we will not drop it unless at the same time we'll do some project to increase the amount of EBITDA for Krotz. So if you look, for example, on what Alon announced in the past that, that project for example, the alky is a $40 million potential return in a year, and that will enable us to do some of what we discussed.

Analyst Question

"Okay. Assi, do you have a number what is the DD&A, the gross up or reduction, once you fully acquire Alon going to look like?"

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"I refer you to the S-4. We have provided an estimate over there. And right now based on our preliminary estimate, what we have filed, when you combine the both company, the total distribution on an annual base will go down by approximately $65 million, correct, Danny, due to --"

Danny Norris - Delek US Holdings, Inc. - VP, CAO

"Depreciation."

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"Yes, depreciation will go down by around $65 million."

Analyst Question

"$65 million on the pro forma?"

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"On an annual basis. So if you take the Alon depreciation today, plus the Delek depreciation today, we estimate that the total depreciation will go down by $65 million. An if you think about it on a pretax -- on an after-tax base, that can be move us to around $0.50 a barrel or more.

Danny Norris - Delek US Holdings, Inc. - VP, CAO

"A share."

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"A share."

Analyst Question

"I was going to ask Uzi about sort of a normalized-EBITDA-type question. I'm not sure whether we've just covered that. I guess the point was Q1 was pretty weak from a cash flow point of view, but there's some noise in there and we've got a lot going on in terms of corporate action. You've always done a good job in terms of explaining what the normalized cash flow value of Delek would be. I don't know, as I say, if we've just covered that. I'm a bit confused quite frankly. But is there something you can add just to make it clear where you see the business in terms of some kind of mid-cycle view of the various components? If you feel like you've already answered that, I'll ask you another one, which is can you just talk a bit more about the Permian and how you're doing there and what you see happening there?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"So the truth of the matter is that we didn't answer the first question, so let me answer that one. The second one we did. I will repeat myself. The first one, normalized EBITDA. Well, one thing that we need to remember that's very, very, very important is that during the first quarter, we had 3 big noise in the quarter. Even though we reported $0.16 that came from the waiver, we had 3 things that impacted us not so great. The first one, Midland was a premium of, I believe, $0.50. Since then it turned to a negative of, call it, $1, a little less than that. So in our mind, we're talking about Midland being $1.50 to $2 normalized under. That's -- if you take that, that's $2 versus what you see with the first quarter. Between us and Alon, we are processing 70 million barrels, so you're talking about another $150 million. The second one that was very messy this quarter is the turnaround in Tyler. We don't expect to have turnaround every quarter, hopefully, but -- and that impacted Tyler's performance and we need to clean this up. And the third one is that some of the assets we have, because of the Permian activity, you don't see it immediately. But we see it now already. The West Texas margin, the Paline, the gathering, all being impacted by the activity in the Permian as well as the RINs.

So if we maintain RINs at the level of $0.40, which my personal belief is that it's going to go down from here, but that's just a guess, then you need to add all of that into your model. That's on top of one big thing, which is the synergies, which we feel very comfortable about that. So I'm sure Keith and Assi will be happy to walk you through them all after the call, but these are the components that we would like you to consider as a mid-cycle normalized EBITDA. Now this, without mentioning and I'm not planning to mention anything about crack spreads, crack spreads will do whatever crack spreads want to do, but when you see Mars and Midland at the same price, you know that you benefit the light barrel versus the heavy barrel. And I'll leave it to that."

Analyst Question

"Yes, understood. And as I said, the previous questions did some way to answering parts of that. It feels like the biggest uncertainty looking forward is Krtoz Springs probably?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"Well, we answered that as well, but I'll be very brief on that. The idea with Krotz is to look very carefully if we can improve the 3 components: the cost to bring barrel to the refinery, not the cost of the barrel itself because Krotz can run very comfortably Midland barrel. The problem is that they cost a lot of money to bring it over there, and we need to look at that. The second one is the operation itself with -- because Alon did great job reducing their debt even this quarter, but they didn't do a lot about Krotz and that will require attention. And the third one is to make sure that the wholesale and the products are being sold at premium versus the situation today. But Krotz has, in situations like today, a benefit. It was sweet barrel. It produces a lot of light barrel, light product. And also, with RINs being at this price, wholesale is not as bad. And you can see in Alon's results that Krotz has done decent, not great, decent under these circumstances. Obviously, that will -- as I said, the refinery will require a lot of attention. I'll leave it to that, Paul."

Analyst Question

"A quick question on post close July 1. I mean, what's the communication plan? I mean, there's obviously self-help tension at Krotz. But also, ALJ has talked about Big Spring. There's lots of corporate restructuring benefit since intermediate in crude. So just wondering if you're going to do some kind of analyst update on the Q2 call?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"That's our -- once we get it done, our idea is to get together -- to put our plan together. Obviously, we need to put our plan together. We're pulling it as we speak. We're actually, I think, pulling it all ready together. But we'll tweak it, and then maybe in the month of July, we'll consider an Analyst Day just to update the market. Well, I don't want to commit on anything right now. It depends of the circumstances. But obviously, there are a lot of questions in regards to the merger that the market won't answer, then we want to be as transparent as we can giving these answers."

Analyst Question

"And then as you come up with that plan, do you imagine that there's a room for an ongoing buyback as well as the dividend, I mean, obviously given the cash on the balance sheet you have an authorization. But given the merger, I guess it's been less use than it could be post merger with the synergies coming through and if Permian does expand."

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"Well, we obviously have that flexibility. We -- what we want to see is, and we said it in the past, that's in the cards. We spoke to our board on that -- about that in the last couple of days as they were here. One thing I'd like you to remember, Alon, while it did great job reducing debt, has left several projects with good IRR and good returns. So the balance will be between the 2. I don't -- I imagine that we can do both at the same time, depends on the market condition. But honestly, we want to drive value anywhere we can. So I guess this combination, we need to find itself as we finalize our CapEx project in the logistics as well as the Alon areas."

Analyst Question

"I just want to follow up on the ALDW question. If you were to take it over, would Delek have a vote on an eventual acquisition? How would the actual roll-up occur as far as the mechanics of it? Would it be up to just minorities? Or would DK also have a vote on it?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"That's a legal question. I -- that we will need to focus. I think our board is doing that. We just don't want to take risks that are not needed. So we will look at that situation carefully as the time matures and it gets closer to doing something like that. Obviously, something like that is not feasible between now and closing. So we have time to think about that, but I do think that both options exists."

Analyst Question

"Okay. Fair enough. And then I guess just to follow on the previous question, looking just at a high level. You think the (inaudible) flow once you close the deal is -- you have enough flexibility to grow both the logistics and do these quick-hit programs at ALJ? So both Krotz and Big Spring does the smaller projects and as well as finance growth within DKL. Is that correct?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"That's a great question, and that's exactly -- over the years, you all know that we were blamed to be too conservative. While I'll take the blame, I think it's served our company very well. That allowed us to make acquisitions during tough times and bring value to our shareholders. We're hoping that the last example is Alon. We don't want to take the balance sheet and stretch it. However, we believe that this situation with Midland will get even better, and that will allow us to be very competitive in the marketplace. If this happens, we don't see any reason why we can't do both especially in light of the fact that the situation at DKL is not tight from a leverage standpoint."

Analyst Question

"And so I guess this might be a question more for the DKL part, but would you focus primarily on the gathering and transportation side? Or are there other areas of the infrastructure bottlenecks in the Permian where DKL could play as well?"

Ezra Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"I think that the areas that we like the most is -- we said all along that we want to be a Permian company. I think that DKL said the same thing. I actually know they did. So I think that the Permian area is a main focus for us. I don't know of any other refinery in the Permian once we get Alon, so that brings tremendous amount of opportunity. Again, as I said, Alon did great job doing a lot of things. Alon did not gather barrels into the refinery direct. And we believe that, that is the first thing and the most natural thing as we hear from producers that we basically need to do so."

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2017, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the Annual Report on Form 10-K/A, which was filed with the SEC on May 1, 2017, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.